Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2015 and December 31, 2014 and for the Three and Six Months Ended June 30, 2015 and 2014

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income (Loss)
Condensed Consolidated Interim Statement of Financial Position
Condensed Consolidated Interim Statement of Changes in Equity
Condensed Consolidated Interim Statement of Cash Flows
Notes to the Condensed Consolidated Interim Financial Statements

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income (Loss) (unaudited)
For the Three and Six Months Ended June 30, 2015 and 2014 (in CHF)

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30
	2015	2014	2015	2014
Research and development	-8,750,891	-4,200,778	-14,980,787	-8,350,008
General and administrative	-980,187	-845,223	-1,910,106	-2,554,288
Operating loss	-9,731,078	-5,046,001	-16,890,893	-10,904,296
Finance expense	-1,288,060	-16,595	-2,299,623	-68,031
Finance income	60,712	71,374	179,979	121,144
Net loss before tax and attributable to
owners of the Company	-10,958,426	-4,991,222	-19,010,537	-10,851,183
Other comprehensive income (loss):
Items that will never be reclassified to
profit or loss
Remeasurement of defined benefit liability,	-306	-407,300	-229,170	-423,811
net of taxes of CHF 0.00
Items that are or may be reclassified to
profit or loss
Foreign currency translation differences,	38,501	-2,673	56,863	2,817
net of taxes of CHF 0.00
Other comprehensive income (loss),	38,195	-409,973	-172,307	-420,994
net of taxes of CHF 0.00
Total comprehensive loss attributable to owners of the Company	-10,920,231	-5,401,195	-19,182,844	-11,272,177

Basic and diluted loss per share	-0.34	-0.26	-0.62	-0.59

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Financial Position (unaudited)
As of June 30, 2015 and December 31, 2014 (in CHF)

	Note	JUNE 30, 2015	DECEMBER 31, 2014
ASSETS
Non-current assets
Property and equipment		244,125	235,427
Intangible assets		1,482,520	1,482,520
Deferred tax asset		—	32,761
Total non-current assets		1,726,645	1,750,708

Current assets
Other receivables		528,373	542,538
Prepayments		19,793	265,170
Cash and cash equivalents		61,009,855	56,934,325
Total current assets		61,558,021	57,742,033

Total assets		63,284,666	59,492,741

EQUITY AND LIABILITIES
Equity
Share capital	3	13,717,556	11,604,156
Share premium		112,635,377	93,861,171
Foreign currency translation reserve		5,754	-51,108
Accumulated deficit		-71,243,140	-52,131,426
Total shareholders’ equity attributable to owners of the Company		55,115,547	53,282,793

Non-current liabilities
Employee benefits		1,700,380	1,410,598
Deferred tax liabilities		327,637	360,398
Total non-current liabilities		2,028,017	1,770,996

Current liabilities
Trade and other payables		2,109,513	3,234,384
Accrued expenses		4,031,589	1,204,568
Total current liabilities		6,141,102	4,438,952

Total liabilities		8,169,119	6,209,948

Total equity and liabilities		63,284,666	59,492,741

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Changes in Equity (unaudited)
As of June 30, 2015 and 2014 (in CHF)

ATTRIBUTABLE TO OWNERS OF THE COMPANY
	NOTE	SHARE CAPITAL	SHARE PREMIUM	FX TRANSLATION RESERVE	ACCUMULATED DEFICIT	TOTAL EQUITY
Balance at January 1, 2014		6,487,130	35,608,210	53,995	-33,115,689	9,033,646
Total comprehensive loss
Net loss		—	—	—	-10,851,183	-10,851,183
Other comprehensive income (loss)		—	—	2,817	-423,811	-420,994
Total comprehensive loss		—	—	2,817	-11,274,994	-11,272,177
Transactions with owners of the Company
Conversion of convertible loan		1,043,180	12,717,655	—	—	13,760,835
Share issuance costs		—	-136,699	—	—	-136,699
Share based payments		—	—	—	95,197	95,197
Share options exercised	3	6,200	43,400		—	49,600
Balance at June 30, 2014		7,536,510	48,232,566	56,812	-44,295,486	11,530,402
Balance at January 1, 2015		11,604,156	93,861,171	-51,109	-52,131,426	53,282,792
Total comprehensive loss
Net loss		—	—	—	-19,010,537	-19,010,537
Other comprehensive income (loss)		—	—	56,863	-229,170	-172,307
Total comprehensive loss		—	—	56,863	-19,239,707	-19,182,844
Transactions with owners of the Company
Capital increase from follow-on offering		2,110,000	19,604,877	—	—	21,714,877
Transaction costs		—	-643,796	—	—	-643,796
Share issuance costs		—	-210,675	—	—	-210,675
Share based payments		—	—	—	127,993	127,993
Share options exercised	3	3,400	23,800	—	—	27,200
Balance at June 30, 2015		13,717,556	112,635,377	5,754	-71,243,140	55,115,547

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Condensed Consolidated Interim Statement of Cash Flows (unaudited)
For the Six Months Ended June 30, 2015 and 2014 (in CHF)

	Note	SIX MONTHS ENDED JUNE 30, 2015	SIX MONTHS ENDED JUNE 30, 2014
Cash flows from operating activities
Net loss		-19,010,537	-10,851,183
Adjustments for:
Depreciation		44,551	34,006
Unrealized net foreign currency exchange loss		2,272,314	2,835
Net interest (income)/expense		-10,096	19,750
Share option compensation	5	127,993	95,197
Employee benefits		60,611	-6,713

Changes in:
Other receivables		14,059	-169,492
Prepayments		245,377	-530,752
Trade and other payables		-1,124,859	150,901
Accrued expenses		2,827,018	-332,923

Changes in net working capital		1,961,595	-882,266

Cash used in operating activities		-14,553,569	-11,588,374

Cash flows from investing activities
Purchase of property and equipment		-53,249	-89,185
Interest received		10,096	29,885
Net cash used in investing activities		-43,153	-59,300

Cash flows from (used in) financing activities
Proceeds from share capital increase		27,200	49,600
Share issuance costs		-210,675	-136,699
Proceeds from follow-on offering		21,071,081	—
Net cash from (used in) financing activities		20,887,434	-87,099

Net increase (decrease) in cash and cash equivalents		6,290,883	-11,734,772
Cash and cash equivalents at beginning of the period		56,934,325	23,865,842
Net effect of currency translation on cash		-2,215,353	-116
Cash and cash equivalents at end of the period		61,009,855	12,130,954

The accompanying notes form an integral part of these condensed consolidated interim financial statements

AURIS MEDICAL HOLDING AG

Notes to the Condensed Consolidated Interim Financial Statements

as of June 30, 2015 and December 31, 2014 and for the Three and Six Months Ended June 30, 2015 and 2014 (in CHF)

1.	Reporting entity

Auris Medical Holding AG (the “Company”) is domiciled in Switzerland. The Company’s registered address is at Bahnhofstrasse 21, 6300 Zug. These condensed consolidated interim financial statements comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Company is the ultimate parent of the following Group entities:

▪	Auris Medical AG, Basel, Switzerland (100%)

▪	Otolanum AG, Zug, Switzerland (100%)

▪	Auris Medical Inc., Chicago, United States (100%)

▪	Auris Medical Ltd., Dublin, Ireland (100%)

The Group is primarily involved in the development of pharmaceutical products for the treatment of inner ear disorders, in particular tinnitus and hearing loss. Its most advanced projects are in the late stage of clinical development.

2.	Basis of preparation

Statement of compliance

These condensed consolidated interim financial statements as of June 30, 2015 and December 31, 2014 and for the three and six months ended June 30 2015 have been prepared in accordance with International Accounting Standard Interim Financial Reporting (“IAS 34”) and should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2014.

These condensed consolidated interim financial statements include all adjustments, which are necessary to fairly state the results of the interim period and the Group believes that the disclosures are adequate to make the information presented not misleading. Interim results are not necessarily indicative of results to be expected for the full year. Management does not consider the business to be seasonal or cyclical.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, have been condensed or omitted as permitted by IAS 34. The condensed consolidated interim statement of financial position as of December 31, 2014 was derived from the audited consolidated financial statements.

The interim financial statements were authorized for issuance by the Company’s Audit Committee on August 13, 2015.

Functional and reporting currency

These condensed consolidated financial statements are presented in Swiss Francs (“CHF”), which is the Company’s functional currency (“functional currency”) and the Group’s reporting currency.

Segment reporting

A segment is a distinguishable component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. Management has determined that there is only one operating segment under the requirements of IFRS 8 (“Operating Segments”).

Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its audited consolidated financial statements as of and for the year ended December 31, 2014 and have been applied consistently to all periods presented in these condensed consolidated interim financial statements, unless otherwise indicated.

New standards, amendments and interpretations adopted by the Group

The Group has not early adopted any standard, interpretation or amendment that was issued but is not yet effective.

A number of new standards, amendments to standards and interpretations are effective for the Group’s 2015 reporting year, and have not been applied in preparing these condensed consolidated interim financial statements. Management does not believe that the adoption of these standards, interpretations, or amendments will have a material impact on the financial statements of the Group.

3.	Capital and reserves

Share capital

The issued share capital of the Company consisted of:

	Common Shares (Number)		Preferred Shares (Number)
	2015	2014	2015	2014
As of January 1	29,010,391	72,600	—	16,145,225
Common shares with a nominal value of CHF 0.40 each	8,500	15,500	—	—
Preferred shares “C” issued for conversion of convertible loan with a nominal value of CHF 0.40 each	—	—	—	2,607,950
Common shares issued for the follow-on offering with a nominal value of CHF 0.40 each	5,275,000	—	—	—
Total, as of June 30, 2015 and June 30, 2014	34,293,891	88,100	—	18,753,175

All shares are fully paid in.

	June 30, 2015		December 31, 2014
	Number	CHF	Number	CHF

Common shares with a nominal value of CHF 0.40 each	34,293,891	13,717,556	29,010,391	11,604,156
Total, as of June 30, 2015 and December 31, 2014	34,293,891	13,717,556	29,010,391	11,604,156

Issue of common shares upon exercise of options

On January 21, 2014, three beneficiaries of the Option Plan A exercised their right to acquire common shares of the Company at CHF 3.20 per share. This resulted in an increase in the number of outstanding common shares of 15,500 and an increase in the share capital of CHF 6,200. Total proceeds from the exercise to the Company were CHF 49,600.

On January 23, 2015 and on April 2, 2015, beneficiaries of the Option Plan A exercised their right to acquire common shares of the Company at CHF 3.20 per share. This resulted in an increase in the number of outstanding common shares of 8,500 and an increase in the share capital of CHF 3,400. Total proceeds from the exercise to the Company were CHF 27,200.

Follow-On Offering on NASDAQ Global Market

On May 20, 2015, the Company completed a public offering of 5,275,000 shares, yielding net proceeds after underwriting discounts of USD 23.6 million (CHF 21.7 million). Following the offering (and settlement of the aforementioned employee options) there were 34,293,891 common shares of the Company outstanding.

IPO on NASDAQ Global Market

In August 2014 the Company completed its Initial Public Offering (“IPO”) issuing 10,113,235 shares, including the underwriter’s overallotment option, yielding total net proceeds of CHF 51.3 million (USD 56.4 million). Following the IPO there were 28,954,510 common shares of the Company outstanding. At December 31, 2014 there were 29,010,391 shares outstanding following the exercise of options.

Pursuant to agreements with holders of preferred shares, all preferred shares outstanding at the time of the IPO converted automatically into common shares at the ratio of 1:1 upon consummation of the IPO.

Issuance of preferred shares

In January 2014, a convertible loan was converted into 2,607,950 preferred shares Series C with a nominal value of CHF 0.40 at a conversion price of CHF 5.28 each.

4.	Employee benefits

	SIX MONTHS ENDED JUNE 30, 2015	SIX MONTHS ENDED JUNE 30, 2014

Salaries	1,222,644	980,518
Pension costs	140,103	59,547
Other social benefits	79,749	82,149
Share based compensation expense	127,993	95,197
Other	7,735	97,869
Total employee benefits	1,578,224	1,315,280

5.	Share based compensation expense

Share based compensation expense of CHF 127,993 was recognized during the six month period ended June 30, 2015 (for the six months ended June 30, 2014: CHF 95,197). A total of 95,750 options were granted in the six month period ended June 30, 2015. The exercise price of the options granted was the quoted share price at the grant date, which was USD 5.98 (CHF 6.01). The methodology for computation of share based compensation expense for the period is consistent with the methodology used in 2014.

6.	Loss per share

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Loss attributable to owners of the Company	(10,958,426)	(4,991,222)	(19,010,537)	(10,851,183)
Weighted average number of shares outstanding	32,121,477	18,841,275	30,569,142	18,448,274
Basic and diluted loss per share	(0.34)	(0.26)	(0.62)	(0.59)

For the six months ended June 30, 2015 and June 30, 2014 basic and diluted loss per share is calculated based on the weighted average number of shares issued and outstanding and excludes shares to be issued under the stock option plans, as they would be anti-dilutive. As at the date hereof, the Company has 506,260 options outstanding under its stock option plans. The average number of options outstanding between January 1, 2015 and June 30, 2015 was 462,635 (345,880 for the period between January 1, 2014 and June 30, 2014). The average number of options outstanding between April 1, 2015 and June 30, 2015 was 462,260 (419,010 for the period between April 1, 2014 and June 30, 2014).